ICON plc
South County Business Park
Leopardstown, Dublin 18, Ireland

December 5, 2008

Jim Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010

Washington, D.C.  20549

VIA OVERNIGHT MAIL AND EDGAR

Re:	ICON plc − Form 20-F for the Fiscal Year Ended
December 31, 2007 (File No. 333-08704)

Dear Mr. Rosenberg:

ICON plc (the “Company”) has received your letter dated September 4, 2008 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Form 20-F for the fiscal year ended December 31, 2007 (File No. 333-08704) filed by the Company with the Commission (the “Annual Statement”).

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 20-F and in its other filings under the Securities Exchange Act of 1934, as amended.  The Company acknowledges that comments of the Staff regarding the Form 20-F or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to such filings.  The Company also acknowledges that the Staff’s comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have reproduced each comment from the Comment Letter (in bold) immediately before the Company’s response.  Unless otherwise indicated, all references to page numbers in the Company’s responses below refer to page numbers in the Annual Statement, a copy of which was previously filed with the Commission.

Filing Cover Page

1.  We note that you did not provide some of the required information on your filing cover page, including (1) the name, telephone, email and/or facsimile number and address of the company contact person and (2) the indication of the basis of account-

ing you used to prepare the financial statements used in this filing.  Please see SEC Release 33-8879, effective March 4, 2008, and revise accordingly.

RESPONSE:  In response to your comment, please note that (1) the Company’s contact person is Ciaran Murray, Chief Financial Officer, ICON plc, South County Business Park, Leopardstown, Dublin 18, Ireland, telephone 011-353-1-291-2000, facsimile 011-353-1-291-2700 and (2) as noted on page 1 of the current Form 20-F, the basis of presentation used to prepare the financial statements is US GAAP.  Each of these will be included on the filing cover page in any future filings on Form 20-F by the Company per the relevant SEC releases.

Item 7. Major Shareholders and Related

Party Transactions, page 41

2.  We note that you did not disclose the portion of each class of securities held in the U.S. and the number of record holders in the U.S. as required by Item 7A.2. of Form 20-F.  Please revise to provide us with this information and explain why you did not include this information in your filing.  In addition, please provide us with an analysis that supports your apparent conclusion that you are a “foreign private issuer” within the meaning of Rule 3b-4 of the Exchange Act.

RESPONSE:  Given that certain of the ordinary shares and ADRs are held by brokers or other nominees, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.  Based on management’s review of relevant filings with the Commission and other publicly available information, the Company believes that the number of ordinary shares (including ADSs) held by holders of record that are residents of the United States is below 50% and may include Fidelity Group Companies, Alliance Bernstein LP, Wasatch Group Companies, Lord, Abbett & Co. LLC, FleetBoston Financial Corporation and Capital Group International, Inc.  In response to your comment, the Company notes that a total of 28,835,244 ordinary shares (including ADSs) of the Company were issued and outstanding at February 20, 2008, of which 7,354,457 ordinary shares (including ADSs) were held by holders of record in the United States.

In addition, the Company confirms that, in accordance with Rule 3b-4 of the Exchange Act, it meets the requirements of being classified as a “Foreign Private Issuer” as (1) it believes that no more than 50% of the Company’s outstanding voting securities are directly or indirectly held of record by residents of the United States and (2)(i) the majority of the executive officers and directors are not citizens or residents of the United States, (ii) less than 50% of the assets of the Company are located in the United States and (iii) the business of the Company is not principally administered in the United States.  As noted in the Form 20-F and the Company’s most recent report on Form 6-K for the quarter ended September 30, 2008, (i) only 5 of our 17 executive officers and directors are U.S. citizens or residents, (ii) the Company has total assets of approximately $808 million, of which less than $346 million are located in the United States and (iii) the Company is headquartered in Ireland and approximately $23.8 million and $286.2 million of the income and net revenue, respectively of the Company were generated in the

United States, representing approximately 33% and 44%, respectively of total income and net revenue.

Per your comment, the Company will more precisely disclose the information required by Item 7.A.2 relating to its ordinary shares and ADSs held in the host country in its Form 20-F for the fiscal year ending December 31, 2008 and subsequent filings.

Note 2 - Significant Accounting Policies

Revenue Recognition, page 65

3.  You disclose that you recognize revenue over the period from the awarding of a contract to study completion and acceptance.  You also disclose that this requires you to estimate total expected revenue, time inputs, contracts costs, profitability and expected duration of the clinical trial.  Please enhance your revenue recognition accounting policy as follows:

•	Disclose the factors considered and the methodology employed in estimating total expected revenue, time inputs, contracts costs, profitability and expected duration;

•	Disclose the effect that changes in estimates have had on your financial position, operating results or cash flow for the periods presented;

•	Disclose examples of the milestone payment received for clinical trials and what you need to do to achieve the milestone payment;

•	Disclose why you believe that the milestone payments are fixed and determinable in accordance with the guidelines of SAB 104 and qualify for inclusion in total expected revenue;

•	Clarify if the revenue recognized for clinical trials is limited to the cash received to date. If not, please explain why recognizing revenue in excess of cash received is appropriate; and

•	Please revise your revenue recognition accounting policy to address the above comments as applicable.

RESPONSE:

●  Disclose the factors considered and the methodology employed in estimating total expected revenue, time inputs, contracts costs, profitability and expected duration;

Revenue earned from clinical trials represents a series of interdependent and related tasks to be performed over the life of the contract agreement. These tasks include, but are not limited to, preparation of the clinical study protocol and patient information, development of case record forms, investigator recruitment, study monitoring and analysis of study data.

Clinical trials contract revenues are agreed on contract initiation between the Company and the customer and are directly based on the estimated time inputs to the contract. Time inputs are agreed with the customer according to the estimated amount of time required by clinical research staff to complete the various contract tasks.  Factors considered in estimating time requirements include the complexity of the study, the number of geographical sites where trials are to be conducted and the number of patients to be recruited at each site.  The time involved is wholly dependent on the number of clinical staff required to complete the specified tasks. Both the numbers of clinical staff by task and the duration that these staff are required for are detailed in the contract.

Contract costs comprise staff time, therefore time inputs equate to contract costs. Contract revenue and contract costs are directly based on the total time inputs to the contract. Staff time inputs or contract costs do not occur evenly throughout the contract but depend on the complexity, phase and size of the study and the particular tasks being performed at any particular time.

The Company derives contract prices by aggregating the contract rates for the various clinical staff hours required to complete the specified contract tasks. The Company ensures contract profitability by pricing its contracts based on standard staff rates, and ensuring any subsequent changes in scope are appropriately monitored and change orders are promptly negotiated at standard rates for the additional work. The Company regularly reviews the estimated hours on each contract to determine if the budget accurately reflects the agreed tasks to be performed taking into account the state of progress at the time of review. Factors considered include matters such as patient enrollment rate by geographical site, patient testing rate, completion of case report forms, changes in the composition of clinical staff and customer requirements.

Studies may range in duration from less than one to several years.  Generally tasks are performed in a sequential nature and progress may vary by site according to the date of commencement of testing at a particular site and the number of patients to be tested.  Total contract duration is calculated by aggregating the various staff time requirements detailed in the contract.

●  Disclose the effect that changes in estimates have had on your financial position, operating results or cash flow for the periods presented;

Change in estimates have not materially impacted the Company’s financial position, operating results or cash flow as contracts provide for price negotiation upon changes in the scope, nature, duration or volume of services of the contracts. The Company regularly reviews progress on each contract to ensure project tasks are being completed in accordance with the project scope and plan agreed with the customer. Once a change to the original contract is identified, the Company negotiates a change order with the customer.  The Company recognizes revenues from these changes when persuasive evidence of the negotiated amount exists through an approved customer change order. When a change order is authorized, this triggers an increase or decrease to the total contract price. Revenue is recognized as services are performed under the revised contract price, consistent with the revenue recognition methodology previously applied.

●  Disclose examples of the milestone payments received for clinical trials and what you need to do to achieve the milestone payment;

Milestone achievements do not trigger revenue recognition but are a mechanism to facilitate cash collection throughout the contract duration. Under the payment terms of the contract, the Company must achieve the target detailed in the milestone before the hours incurred may be invoiced and cash collected from the customer. If a milestone cannot be achieved due to factors outside of the Company’s control, for example, patient recruitment quotas not filled, the contract permits the Company to invoice hours incurred to date.

An example of milestone payments on a typical contract is detailed below.

Milestone	Percentage billing

Contract signing	15%
First patient in	5%
5% monitoring visits completed	7%
25% of patients enrolled	7%
15% monitoring visits completed	6%
50% of patients enrolled	10%
50% monitoring visits completed	10%
100% of patients enrolled	15%
100% monitoring visits completed	15%
Last query resolved	10%

Total	100%

●  Disclose why you believe that the milestone payments are fixed and determinable in accordance with the guidance of SAB 104 and qualify for inclusion in total expected revenue;

Sales prices are clearly specified in contracts.  In the case of clinical trial contracts, the contract price is directly based on the number of staff required to complete the specified contract tasks and the duration that these staff will be retained on contract tasks.  The total sales price of the contract is then broken down into progress (milestone) payments which the company is entitled to invoice the customer when the particular milestone specified is achieved. Milestones are typically related to an event in the contract and would include, but are not limited to, items such as signing the contract, x number of sites initiated, x number of patients enrolled and x number of case record forms entered. Milestone payments are not recognized as revenue but are used to facilitate cash collection over the life of the contract. Any difference between the amount of revenue recognized and the milestone payments is included in current assets as unbilled revenue or in current liabilities as payments on account.

●  Clarify if the revenue recognized for clinical trials is limited to the cash received to date. If not, please explain why recognizing revenue in excess of cash received is appropriate; and

A clinical trial contractual arrangement requires the Company to complete a series of related and interdependent tasks over the duration of the contract. The agreed total contract price is based directly on the number of people required to complete the specified tasks and the duration each staff member is required for. The level of resources required varies according to the complexity of the contract and the particular task being performed.  The Company recognizes clinical trials revenue on the basis of the relationship between time incurred and total estimated duration of the clinical trial. The Company believes this method is appropriate as time inputs are not applied at a constant rate over the duration of the contract but depend on the task being executed. Given that the contract costs comprise staff time, time inputs equate to contract costs in determining the state of contract fulfillment. The Company believes that the inputs expended (costs incurred) in any period as a proportion of total expected time (cost) inputs is the most appropriate measure to recognize revenue and that this method represents the most accurate pattern over which the contract obligations are fulfilled.

The agreed total contract price is usually invoiced in a number of stages as the Company achieves specified milestones. These may be invoiced at irregular intervals over the contract duration and will not necessarily represent fulfillment of contract obligations (contract time inputs) at the time of invoicing. A clinical trial may involve a large number of geographical sites and while, for example, the company may have enrolled sufficient patients to enable it invoice that particular progress (milestone) payment, it may have also commenced patient testing at a number of sites, but not in sufficient quantity to enable it meet the patient testing quote for progress (milestone) invoice. As a result, revenue earned on clinical trials is not limited to cash received to date.  Any difference between revenue recognized and cash collected is included in current assets as unbilled revenue or in current liabilities as payments on account.

If the Company does not achieve the particular target set out in the progress (milestone) payment schedule due to factors outside of its control, the contract permits the Company to invoice for all work performed to that date. In the event that a contract is terminated, it is possible that the value of the work performed is greater than aggregate progress (milestone) billings at the date of termination. Contract cancellation clauses ensure that the Company is paid for all work performed to the termination date in this instance.

●  Please revise your revenue recognition accounting policy to address the above comments as applicable.

The Company proposes to revise its revenue recognition policy in its next annual filing as follows (a marked copy will be provided supplementally to the Commission):

“The Company primarily earns revenues by providing a number of different services to its customers. These services include clinical trials management, biometric activities, consulting, imaging and laboratory services. Contracts range in duration from a number of months to several years.

Revenue for services, as rendered, are recognized only after persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectibility is reasonably assured.

Clinical trials management revenue is recognized on a proportional performance method  based  on the relationship between hours  incurred and the total estimated  hours of the trial. The input (effort expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Contract rates equate to the product of labor hours incurred and compensation rates. Contract revenue is the product of the aggregated labor hours required to complete the specified contract tasks at the agreed contract rates. The Company regularly reviews the estimate of total contract time to ensure such estimates remain appropriate taking into account actual contract stage of completion, remaining time to complete and any identified changes to the contract scope. Remaining time to complete depends on the specific contract tasks and the complexity of the contract and can include geographical site selection and initiation, patient enrolment, patient testing and level of results analysis required. While the Company may routinely adjust time estimates, the Company’s estimates and assumptions historically has been accurate in all material respects in the aggregate.

Biometrics revenue is recognised on a fee-for-service method as each unit of data is prepared.  Imaging revenue is recognised on a fee-for-service basis recognizing revenue for each image completed. Consulting revenue is recognised on a fee-for-service basis as each hour of the related service is performed. Laboratory service revenue is recognised on a fee-for-service basis. The Company accounts for laboratory service contracts as multiple element arrangements, with contractual elements comprising laboratory kits and laboratory testing, each of which can be sold separately. Fair values for contractual elements are determined by reference to objective and reliable evidence of their fair values. Non-refundable set-up fees are allocated as additional consideration to the contractual elements based on the proportionate fair values of each of these elements. Revenues for contractual elements are recognised on the basis of the number of deliverable units completed in the period.

Contracts generally contain provisions for renegotiation in the event of changes in the scope, nature, duration, or volume of services  of the contract. Renegotiated amounts are recognised as revenue by revision to the total contract value arising as a result of an authorised customer change order.

The difference between the amount of revenue recognised and the amount billed on a particular contract is included in the balance sheet as unbilled revenue. Normally, amounts become billable upon the achievement of certain milestones, for example, target patient enrolment rates, clinical testing sites initiated or case report forms completed. Once the milestone target is reached, amounts become billable in accordance with pre-agreed payment schedules included in the contract or on submission of appropriate billing detail. Such cash payments are not representative of revenue earned on the contract as revenues are recognised over the period in which the specified contractual obligations are fulfilled. Amounts included in unbilled revenue are expected to be collected within one year and are included within current assets. Advance billings to customers, for which revenue has not been recognised, are recognised as payments on account within current liabilities.

In the event of contract termination, if the value of work performed and recognised as revenue is greater than aggregate milestone billings at the date of termination, cancellation clauses ensure that the Company is paid for all work performed to the termination date.”

Note 4 - Goodwill, page 70

4.  You disclose under corporate strategy on page 13 that you have expanded geographically in 36 countries and intend to continue globally to build your client base.  Your also enclose that you seek to enhance your competitive position by increasing your scale and range of services.  However, you allocated almost the entire purchase price in excess of fair value to goodwill for the three significant acquisitions completed since 2004.  Based on your disclosures it appears that you may have acquired customer-related intangible assets, such as customer contracts and related customer relationships and customer lists, and technology-related intangible assets, such as databases and trade secrets.  Please enhance your disclosure as follows:

•
Please disclose the factors that you have considered allocating a value of approximately $2 million to customer- related intangible assets for the three acquisitions completed since 2004 given your disclosure that one of your corporate strategic goals is to build a client base by expanding geographically;

•
Please tell us why your disclosure that the goodwill acquired in the DOCS International acquisitions represents the costs associated with establishing a presence in the European staffing market is consistent with the definition of goodwill as defined in Appendix F of SFAS 141 as opposed to a customer-related intangible asset;

•
Please tell us why you did not allocate any value to technology-related intangible assets given your disclosure that one of your strategic goals is to expand your range of services and your disclosure that the Ovation and DOCS International acquisitions broaden your range of service; and

•	Please disclose the primary reasons that contributed to a purchase price which results in the recognition of goodwill in accordance with paragraph 51(b) of SFAS 141.

Please refer to paragraphs 39 and A18 through A21 of Appendix A of SFAS 141 and EITF 02-17.

RESPONSE:

●  Please disclose the factors that you have considered allocating a value of approximately $2 million to customer-related intangible assets for the three acquisitions completed since 2004 given your disclosure that one of your corporate strategic goals is to build a client base by expanding geographically;

The Company operated in 67 locations in 36 countries during 2007. While a number of locations exist though acquisitions, the majority of locations have been built by the Company through organic expansion. During each of the years ended December 31, 2005, 2006 and 2007, the Company opened new offices in four, eight and eight locations respectively. The acquisition of DOCS International in 2007 was the first acquisition to significantly increase the Company’s geographical presence by adding 10 locations in eight European countries.

In each acquisition the Company completed since 2004, the Company reviewed the relevant guidance in SFAS 141 and EITF 02-17. The specific factors the Company considered in allocating value to customer related intangible assets included:

•	The practice of the acquired entity in establishing customer relationships through contracts which provide control over future economic benefits

•	Historic customer attrition rates in each acquired entity

•	Expected future cash flows taking into account specific historic customer margins

•	Historic duration of and expected future lives of the customer relationships in each entity

•
Whether any value should be allocated to order backlog. The Company analyzed the potential after-tax value of cash flows of each acquired entity from the order backlog and concluded that no material amount existed

The Company also obtained a third party valuation to support the purchase price allocation it recorded in respect of the acquisition of DOCS International. This valuation supported the Company’s allocation of the purchase price to intangible assets.

●  Please tell us why your disclosure that the goodwill acquired in the DOCS International acquisition represents the costs associated with establishing a presence in the European staffing market is consistent with the definition of goodwill as defined in Appendix F of SFAS 141 as opposed to a customer-related intangible asset;

The Company considered the examples of intangible assets in paragraphs A14 through A28 of SFAS 141 in allocating the purchase price to acquired net assets. The Company separately identified customer relationships and recorded the fair value of these relationships as intangible assets. The acquisition of DOCS International essentially provided geographical presence and an established workforce in eight countries across Europe. The Company did not operate in certain of these countries prior to the acquisition, notably Finland and Denmark. The Company concluded that these assets did not meet the criteria for separate identification under SFAS 141 and concluded that the excess of the purchase costs over the net of the amounts assigned to tangible and intangible net assets acquired represented goodwill in accordance with the definition in Appendix F of SFAS 141.

●  Please tell us why you did not allocate any value to technology-related intangible assets given your disclosure that one of your strategic goals is to expand your range of services and your disclosure that the Ovation and DOCS International acquisitions broaden your range of service; and

The Company assessed whether any value should be allocated to technology-related intangible assets as part of their consideration of the appropriate purchase accounting.  The Company concluded that the acquisitions did not contain any asset that would meet the definition of an intangible asset and considered the examples noted in paragraph A14e of SFAS 141, namely:

(1)           Patented technology

(2)           Computer software and mask works

(3)           Unpatented technology

(4)           Databases, including title plants

(5)           Trade secrets, such as secret formulas, processes, recipes

The acquisition of Ovation broadened the Company’s services by giving the Company access to a workforce with significant experience in late phase clinical research. The acquisition of DOCS International broadened the Company’s services by allowing the Company access to both an established workforce and geographical presence in eight countries across Europe, which would not be easily replicated by organic means. The Company did not deem these factors to qualify for separate recognition as intangible assets separate from goodwill and concluded that no value should be allocated to technology related intangible assets.

●  Please disclose the primary reasons that contributed to a purchase price which results in the recognition of goodwill in accordance with paragraph 51(b) of SFAS 141.

The primary reasons for the acquisition and the factors that result in recognition of goodwill have been the acquisition of geographic presence and acquired workforce.

The acquisition of DOCS International in 2007 provided the Company access to a workforce in 10 locations across eight European countries, and established a presence in the European contract staffing market.

The Company proposes to revise its disclosure in its filing with the Commission on Form 20-F for the fiscal year ended December 31, 2008 as follows:

“Goodwill accounting policy:

Goodwill represents the excess of the cost of the acquired entities over the net amounts assigned to assets acquired and liabilities assumed. Goodwill primarily comprises acquired work force in place which does not qualify for recognition as an asset apart from goodwill. Goodwill is stated net of any provision for impairment. The Company tests goodwill annually for any impairments or whenever events occur which may indicate impairment. The first step is to compare the carrying amount of the reporting unit’s assets to the fair value of the reporting unit. If the carrying amount exceeds the fair value then a second step is completed which involves the fair value of the reporting unit being allocated to each asset and liability with the excess being implied goodwill. The impairment loss is the amount by which the recorded goodwill exceeds the implied goodwill. No impairment was recognized as a result of the impairment testing carried out at December 31, 2006 and December 31, 2007.”

In footnote 4(a) ‘Goodwill, Acquisition of DOCS International’, the Company proposes to add the following disclosure in its filing with the Commission of Form 20-F for the fiscal year ended December 31, 2008:

“Goodwill represents the geographical presence afforded to the Company in the European staffing market and the acquisition of an established workforce in the eight countries in which DOCS International operates.”

Index to Exhibits, page 97

5.  It does not appear that you have filed a copy of your Memorandum and Articles of Association, as amended.  Please revise to file a copy of your Memorandum and Articles of Association and each amendment thereto.

RESPONSE:  The Company has supplementally provided to the Commission the Memorandum and Articles of Association, as amended, and will file the same on a Form 6-K promptly.

6.  In addition, it appears that one or more of your lease obligations may be a material least pursuant to 4(b)(iv) of the Instructions as to Exhibits of Form 20-F.  We note that on page 27 you disclose that you have $185.1 million in operating lease obligations, primary relating to leased office facilities, which is more that half your total contractual commitments.  Please revise to file copies of all your material leases as exhibits.

RESPONSE:  The Company has identified four operating leases which individually account for more than 5% of its operating lease obligations for the current fiscal year.  The Company is in the process of obtaining electronic copies of these material leases and will file copies as exhibits to its filing on Form 20-F for the fiscal year ending December 31, 2008.

_________________________________

We believe that we have fully responded to your comments.  However, if you have any questions about any of our responses to your comments or require further explanation, please do not hesitate to call me at (011)-351-1-291-2000 or Bill Miller of Cahill Gordon at (212) 701-3836.

Sincerely,

ICON plc

By: /s/ Ciaran Murray Ciaran Murray Chief Financial Officer

[Enclosures]

cc:           William M. Hartnett
William J. Miller